# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONCONETIX, INC., CIK 0001782107
CUSIP: 09610B108
Title of class of securities: Common, $0.00001 par value
Address of issuer's principal executive offices: 201 East Fifth Street, Suite 1900, Cincinnati, Ohio (OH), 45202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-003954
Filed by CIK 0001042046

## Reporting persons
- AMERICAN FINANCIAL GROUP INC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Ohio (OH); does not affirm membership in a group (box b); sole voting power 36,023; shared voting power 0; sole dispositive power 36,023; shared dispositive power 0; aggregate amount beneficially owned 36,023 (0% of the class)

## Item 1. Issuer
Name of issuer: ONCONETIX, INC.
Address of issuer's principal executive offices: 201 East Fifth Street, Suite 1900, Cincinnati, Ohio, 45202

## Item 2. Person Filing
Name of person filing: American Financial Group, Inc. ("AFG")
Address of principal business office or, if none, residence:
Great American Insurance Group Tower,
301 East Fourth Street, Cincinnati, Ohio 45202
Citizenship: U.S.A. - Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 36,023
Percent of class: 0.0
Sole power to vote or to direct the vote: 36,023
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 36,023
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Great American Insurance Company (IC-Ohio)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AMERICAN FINANCIAL GROUP INC: /s/ Mark A. Weiss, Mark A. Weiss, Senior Vice President (02/13/2025)